UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

501-1540 West 2nd Avenue, Vancouver, BC V6J 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Pan American Gold Corporation (the “Company”)

501-1540 West 2nd Avenue

Vancouver, BC V6J 1H2

Item 2.	Date of Material Change

October 6, 2006

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The Press Release dated October 11, 2006 disseminated via Stockwatch, Market News and Businesswire.com.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the execution of a definitive option agreement for the Huicicila (Miravalles) property, the appointment of Eugene Schmidt as a director and Vice President of Exploration, the appointment of Martin Bajic as Chief Financial Officer, the appointment of Giovanni Lopez as a director and the resignation of Alan Hitchborn as a director. The Company also announced a debt settlement agreement with Ramon Farias.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Steve Bajic

President, CEO and Director

604.738.3882

Item 9.	Date of Report

October 11, 2006.

PAN AMERICAN GOLD CORPORATION

“Steve Bajic”
Steve Bajic, President, CEO and Director

Schedule “A”

Pan American Gold Corporation

October 11, 2006

FOR IMMEDIATE RELEASE:

Pan American Gold Corporation Signs Definitive Option

Pan American Gold Corporation (OTC BB: PNAMF) (“Pan American”) has executed a definitive option agreement for the Huicicila (Miravalles) property in Nayarit State, Mexico (the “Property”), through its wholly owned Mexican subsidiary Compania Minera P.A.M., S.A. de C.V.

Pan American has advanced the initial payment of US $20,000 to the property owner and has the following commitments in order to acquire a 100% interest in the Property, subject to a 3% NSR:

• Year 1 – Payment of US $40,000 due in six months. Pan American is required to complete fieldwork commitments of US $100,000 on direct exploration of the Property in that year. A portion of this amount has already been realized in the Spring-Summer 2006 work program that included a 1,200m drill program.

• Year 2 – Payment of US $120,000 will be made on the anniversary date of the option period and field work commitments of US $200,000 is required to be completed.

• Year 3 – Payment of US $170,000 and fieldwork commitments of US $300,000 is required to be completed.

• Year 4 – Payment of US $750,000 of which, at the discretion of Pan American, up to 50% may be payable in shares of the company.

Pursuant to the terms of the agreement, Pan American is obligated to pay the taxes and maintain the legal status of the claims comprising the Property in accordance with Mexican mining law during the option period while the option is in effect.

The Huicicila (Miravalles) property is located 12km southeast of Tepic City and lies within the Compostela Mining District, which has several trends of gold deposits along the Pacific Coast. High-grade gold and silver veins are present on the Property with proven reserves estimated by the American Smelting and Refining Company totaling 50,000 tonnes of ore: 1 oz/t of Au and 12 oz/t Ag. Excellent potential exists to increase the tonnage with further exploration.

Pan American announces the appointment of Eugene Schmidt as director and Vice President of Exploration. Mr. Schmidt will oversee all facets of Pan American’s exploration programs, including the Huicicila project, and lead the evaluation team in examining further property acquisitions. Mr. Schmidt has held senior exploration and management positions with Southern Peru Copper Company, Cia Minera El Indio, Hecla Mining Company, Freeport Exploration and The Anaconda Company. He has also consulted for major and junior companies alike including Phelps Dodge, Barrick Gold, Battle Mountain Gold, and Triton Mining. Mr. Schmidt is a licensed Geologic Engineer in Washington State and holds a Geology degree from the University of Arizona, a Masters degree in Geologic Engineering from the University of Arizona, and a MBA in International Business from Whitworth/Gonzaga. His 30 years experience in the mining industry is from the bench to the boardroom and the field to the street in exploration, open pit and underground engineering, and operations.

Mr. Schmidt’s accomplishments include the creation and implementation of country-wide exploration programs in the U.S., Chile, Peru, Mexico, Argentina, Bolivia, and Ecuador that involved him in discoveries at Casa Grande, Arizona, Manantial Espejo, Argentina, Nukay, Guerrero, as well as the expansion of reserves at Toquepala and Cuajone, Peru and El Indio, Chile. His broad experience includes production supervision and operations management of a metallurgical plant and operating mines as well as large dollar exploration, development and construction projects.

Pan American has also appointed Martin Bajic as its new Chief Financial Officer. Mr. Bajic obtained his Bachelor of Arts from the University of British Columbia and holds a Chartered Accountant designation with the Institute of Chartered Accountants of British Columbia.  He is currently employed with Cinnamon Jang Willoughby of Burnaby, British Columbia as a supervisor and has experience in the audit of public company financial statements, public reporting disclosure requirements and U.S. public reporting regulatory issues.

Alan Hitchborn has resigned as a director of Pan American due to other work commitments. Pan American thanks him for his time and wishes him well in his future endeavors.

Pan American announces the appointment of Giovanni Lopez as director. Mr. Lopez currently holds an English degree from the University of British Columbia.  He has been mortgage consultant with Ambro & Associates since 1994 and has also run his own small business designing direct mail campaigns; and coordinating focus groups and trade show presentations.

Lastly, Pan American entered into a Debt Settlement and Subscription Agreement dated October 5, 2006 with Ramon Farias, a director of the company. Pursuant to the terms of the agreement, Pan American has agreed to issue 100,000 common shares to Mr. Farias at a deemed issue price of US $0.30 per share in consideration for Mr. Farias’ past services as a director of the company.

Pan American Gold Corporation is a Canadian-based mineral exploration company listed on the OTC Bulletin Board (Symbol: PNAMF). Pan American is focused on enhancing shareholder value by identifying, exploring, and developing world-class resource projects with a current focus on properties in Mexico.

For more information, please contact:

Investor Relations

604-738-3882 or 1-877-738-3882

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements”, as that term is defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among others, the expectation and/or claim, as applicable, that: (i) excellent potential exists to increase the tonnage with further exploration; and (ii) Pan American is able to develop world-class resource projects.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (i) the inherent uncertainties and speculative nature associated with mineral exploration; (ii) changes in reserve estimates, if any; (iii) any number of events or causes which delay or cease exploration and development of Pan American’s property interests such as environmental liabilities, weather, mechanical failures, safety concerns, labour problems and financing problems; (iv) changes in economic conditions, adverse exchange rates and financial markets; (v) the risk that Pan American does not execute its business plan; (vi) the inability to retain key employees; (vii) changes in the prices of precious metals or other minerals Pan American acquires or produces; (viii) Pan American's inability to finance its operations or growth; and (ix) the inability to obtain all necessary government, environmental and regulatory approvals. These forward-looking statements are made as of the date of this news release and Pan American assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although Pan American believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance those beliefs, plans, expectations, or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in Pan American's periodic reports filed from time-to-time with the Securities and Exchange Commission and available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President, CEO and Director

Date: October 11, 2006